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                                                                    Exhibit 4.10

                                                                  August 3, 2005

Beverage Associates (BAC) Corp.
Craigmuir Chambers (c/o Harney Westwood & Riegels)
Road Town, Tortola, British Virgin Islands (BVI)
Attention: Christian Baillet

Companhia de Bebidas das Americas-AmBev
Rua Dr Renato Paes de Barros 1017, 4(degree) andar
04530-001 Sao Paulo, SP, Brazil
Attention: Joao M. Castro Neves

Quilmes Industrial (Quinsa) Societe Anonyme
84, Grand-rue
L-1660 Luxembourg
Grand Duchy of Luxembourg

     and-

Av Libertador 498 - Piso 26 (1001)
Buenos Aires, Argentina
Attention: Agustin Garcia Mansilla

Ladies and Gentlemen:

     Reference is made to (a) the Stock Purchase Agreement dated as of May 1, 2002, as amended by an Amendment dated as of January 31, 2003 (the "Stock Purchase Agreement"), between Beverage Associates (BAC) Corp., a British Virgin Islands corporation ("BAC"), and Companhia de Bebidas das Americas-AmBev, a Brazilian corporation ("AmBev"), and (b) the letter agreement dated as of January 13, 2003 (the "QIB Letter Agreement"), among BAC, AmBev and Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"), concerning the purchase by BAC and AmBev of shares of Quilmes International (Bermuda) Ltd., a Bermuda corporation and a subsidiary of Quinsa ("QIB"), from Heineken International B.V. and its affiliates. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Stock Purchase Agreement.

     The purpose of this letter agreement is to set forth certain agreements between BAC and AmBev with respect to (1) the sale by BAC and the purchase by Quinsa of all the shares of QIB owned by BAC ("BAC's QIB Shares") and (2) the exercise of the Seller's Option or the AmBev Option pursuant to the Stock Purchase Agreement in 2006 or thereafter.

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     Notwithstanding any provision in the Stock Purchase Agreement or the QIB
Letter Agreement to the contrary, BAC, AmBev and Quinsa hereby agree as follows:

1.   BAC's QIB Shares.

     (a) Upon the terms and subject to the conditions of this letter agreement, BAC will sell, assign, transfer and deliver to Quinsa, and Quinsa will purchase and accept from BAC, BAC's QIB Shares on the Transfer Date (as defined below) in exchange for a cash purchase price, payable as provided in this letter agreement, of $110 million (the "Base Purchase Price"), subject to adjustment as described in paragraph 2 below (as so adjusted, the "Purchase Price"), plus interest on the Purchase Price from and including the Transfer Date to but excluding the Distribution Date (as defined below) at a rate per annum calculated on the basis of a year of 360 days and actual days elapsed equal to LIBOR (as defined below) plus 2%. BAC's obligation to transfer BAC's QIB Shares to Quinsa, and Quinsa's obligation to pay the Purchase Price, will be subject to the receipt by the Board of Directors of Quinsa of an opinion of an independent investment banking firm of recognized international standing selected by a majority of the members of the Board of Directors of Quinsa confirming that the consideration to be paid by Quinsa for BAC's QIB Shares is fair from a financial point of view to Quinsa (the "Fairness Opinion") and the approval of Quinsa's acquisition of BAC's QIB shares by the Board of Directors of Quinsa. The "Transfer Date" will be the fifth business day after the date on which the Board of Directors of Quinsa shall have received the Fairness Opinion and approved the acquisition of BAC's QIB Shares. "LIBOR" means, for each monthly Interest Period (as defined below) during the applicable calculation period, the rate appearing on Page 3750 of the Dow Jones Market Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service) at approximately 11:00 a.m., London time, two business days prior to the beginning of such Interest Period, as the rate for dollar deposits with a maturity of six months. "Interest Period" means each period of six months during the applicable calculation period determined as follows: the first such period will begin on the first day of such calculation period and end on the numerically corresponding day in the calendar month that is six months thereafter (or, if there is no numerically corresponding day in such calendar month, the last day of such calendar month); each successive period will begin on the last day of the preceding period and end on (x) the numerically corresponding day in the next calendar month (or, if there is no numerically corresponding day in the next calendar month, the last day of such calendar month) or (y) in the case of the last such period, the last day of the calculation period; provided, if any interest would end on a day that is not a business day, such interest period shall be extended to the next succeeding business day unless such next succeeding business day would fall in the next calendar month in which case such interest period will end on the next preceding business day.
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     (b)  On the Transfer Date, BAC will sell, assign, transfer and deliver
          BAC's QIB Shares to Quinsa, and not later than 30 days from the date hereof, Quinsa will deliver the Base Purchase Price to an escrow agent mutually acceptable to BAC and Quinsa (the "Escrow Agent") pursuant to an escrow agreement or similar arrangement (the "Escrow Agreement") among, and mutually acceptable to, BAC, Quinsa and the Escrow Agent. The Escrow Agreement will provide that the Escrow Agent will hold the Base Purchase Price in an escrow account (the "Escrow Account") and invest the Base Purchase Price in such investments as are specified in the Escrow Agreement or are otherwise acceptable to Quinsa. Subject to the provisions of paragraph 2 below, all investment income will be retained and reinvested by the Escrow Agent until the Distribution Date. The funds held by the Escrow Agent in the Escrow Account, including any investment income in respect thereof, are hereinafter referred to as the "Escrowed Funds". The fees and costs of the Escrow Agent will be paid by Quinsa.

     (c) BAC represents and warrants to Quinsa that BAC has good and valid title to BAC's QIB Shares, free and clear of all Liens, other than any Lien contemplated by the Bye-Laws of QIB or any agreement between BAC and AmBev, and, assuming Quinsa has the requisite power and authority to be the lawful owner of BAC's QIB Shares, upon the execution and delivery of such instruments of transfer and other documents as may be required under Bermuda law to effect the transfer of BAC's QIB Shares to Quinsa and the registration of Quinsa as the owner of BAC's QIB Shares on the Register of Members of QIB, good and valid title to BAC's QIB Shares will pass to Quinsa, free and clear of any Liens. BAC agrees to execute and deliver any instruments of transfer or other documents and to take any actions required under Bermuda law (including obtaining, or cooperating with Quinsa in obtaining, the approval of the Bermuda Monetary Authority) to effect the transfer of BAC's QIB Shares to Quinsa and the registration of Quinsa as the owner of BAC's QIB Shares on the Register of Members of QIB. Any dividends or other distributions paid or payable in respect of BAC's QIB Shares for which the record date is on or after the Transfer Date will be for the account of Quinsa.

     (d) On the Distribution Date, (1) the Escrow Agent will distribute to BAC an amount equal to the lesser of (x) the Purchase Price plus the interest accrued and payable thereon and (y) the Escrowed Funds then held by the Escrow Agent in the Escrow Account under the Escrow Agreement (the "Total Escrow Amount"), (2) if the Total Escrow Amount is greater than the Purchase Price plus the interest accrued and payable thereon, the Escrow Agent will distribute the excess to Quinsa and (3) if the Total Escrow Amount is less than the Purchase Price plus the interest accrued and payable thereon, Quinsa will pay the difference to BAC in cash. The "Distribution Date" shall be the first business day falling on or after the earlier of (i) the fourth anniversary of the Transfer Date and (ii) the 120th day after the date on which the pending injunction (the "Pending Injunction") suspending the implementation of the decision of the Argentine Comision Nacional de Defensa

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          de la Competencia ("CNDC") issued in connection with the closing on
          January 31, 2003, of the Transactions contemplated by the Stock Purchase Agreement and the Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (as so issued, the "CNDC Decision"), is lifted or removed; provided that if any further injunctions or other restrictions ("Additional Restrictions") suspending the implementation of the CNDC Decision are issued prior to the lifting or removal of the Pending Injunction, the 120-day period will start to run only after the date on which all Additional Restrictions are lifted or removed; and provided farther that if, prior to the end of such 120-day period,
          (a) there is any further injunction or other restriction suspending the implementation of the CNDC Decision, (b) the CNDC Decision is amended to permit the sale of assets specified in such decision by the deletion of the first unlettered paragraph of Article 1 of Annex I of such decision or the deletion of Article 2 of Annex I of such decision (or, in either case, an amendment with the same effect) (a "Specified Modification"), and there is an injunction or other restriction suspending the implementation of the CNDC Decision as modified by such Specified Modification or (c) the CNDC Decision is amended in various respects and there is any injunction or other restriction suspending the implementation of the CNDC Decision and the basis for such injunction or other restriction is either a claim challenging a Specified Modification or a claim challenging any non-amended portion of the CNDC Decision (or both), then the 120-day period will be suspended and will start running again (taking into consideration the number of days already elapsed) once the injunctions or other restrictions referred to in clause (a), (b) or (c) ("Subsequent Tolling Actions") are lifted or removed. BAC agrees to cooperate in any reasonable manner requested by AmBev in connection with efforts to unlock the CNDC process through the lifting or removal of the Pending Injunction, any Additional Restrictions and any Subsequent Tolling Actions. Upon the consummation of the transfer of BAC's QIB Shares to Quinsa, paragraph 6 of the QIB Letter Agreement will cease to be in effect.

2. Adjustments. The Base Purchase Price will be subject to adjustment as follows (as so adjusted, the "Purchase Price"); provided that the Purchase Price will not exceed $130 million (the "Upper End Value") or be less than $80 million (the "Lower End Value"):

     (a) On or before March 1, 2006, Quinsa will calculate "BAC's QIB Equity Value" (as defined below) and will deliver a statement setting forth the calculation of BAC's QIB Equity Value to BAC and AmBev. Quinsa's calculation of BAC's QIB Equity Value will be binding and conclusive on BAC and AmBev.

     (b) "BAC's QIB Equity Value" means an amount equal to (x) EBITDA (as defined in paragraph 4 below) of QIB (calculated in the same manner as "Quinsa's First Stage EBITDA" under the Stock Purchase Agreement) for the year ended December 31, 2005 ("QIB's 2005 EBITDA") multiplied by
          6.0 minus the Net Debt (as defined in Schedule 1.04 of the Stock Purchase Agreement) of QIB as of December 31, 2005 multiplied by (y) a fraction, the numerator of which is the

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          number of BAC's QIB Shares sold to Quinsa on the Transfer Date and the denominator of which is the total number of QIB's shares outstanding, on a fully-diluted basis, as of the last business day prior to the Transfer Date.

     (c) If BAC's QIB Equity Value is greater than the Base Purchase Price, then Quinsa will deposit into the Escrow Account an amount equal to the sum of (x) an amount equal to (1) the lower of BAC's QIB Equity Value and the Upper End Value minus (2) the Base Purchase Price, plus
          (y) the amount of investment income that would have been earned on the amount determined pursuant to clause (x) in the Escrow Account from and including the Transfer Date through but not including the date of such deposit.

     (d) If BAC's QIB Equity Value is less than the Base Purchase Price, then the Escrow Agent will distribute to Quinsa from the Escrow Account (such distribution to occur not earlier than April 1, 2006) an amount equal to the sum of (x) (1) the Base Purchase Price minus (2) the higher of the Lower End Value and BAC's QIB Equity Value, plus (y) the allocable amount of investment income earned on such difference in the Escrow Account from and including the Transfer Date through but not including the date of such distribution.

3. For purposes of the Exchange and all calculations pursuant to Schedule 1.04 of the Stock Purchase Agreement, AmBev's audited financial statements will be prepared, at AmBev's option, either in accordance with International Financial Reporting Standards ("IFRS") or United States generally accepted accounting principles ("US GAAP"). AmBev will advise BAC not later than March 1, 2006, as to whether IFRS or US GAAP will be used for these purposes until 2009; provided, however, that if AmBev chooses IFRS and InBev S.A./N.V. subsequently ceases to be required to report under IFRS, AmBev may thereafter use US GAAP for the above purposes. (For the avoidance of doubt, beginning in 2009 AmBev may change from IFRS to US GAAP or vice versa.) Provided that Quinsa delivers to AmBev its audited financial statements by March 1st of each year (in IFRS or US GAAP, as determined by AmBev), AmBev will deliver to BAC not later than March 10th of each year
     (i) AmBev's audited financial statements in either IFRS or US GAAP (as applicable), (ii) an estimate of AmBev's shares outstanding as of March 1st of such year and (iii) estimates of the First Stage Formula Multiple and AmBev's Net Debt as of March 31st of such year. BAC acknowledges and agrees that these estimates will be estimates only and that AmBev will not represent or warrant the accuracy of these estimates, the conformity of the estimates to the provisions of the Stock Purchase Agreement or the sufficiency of the estimates for BAC's purposes. BAC agrees that AmBev will have no liability, and hereby releases and discharges AmBev from any and all liability of any kind or nature, relating to the estimates, including, without limitation, any inaccuracy or incompleteness of the estimates, the failure of the estimates to conform to the provisions of the Stock Purchase Agreement or the insufficiency of the estimates for BAC's purposes. If AmBev delivers such information to BAC later than March 10th in any year, the time period specified for the exercise of the Seller's Option pursuant to the Stock Purchase Agreement will be

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     extended by a number of days equal to the number of days in the period beginning on March 10th of such year and ending on the date AmBev delivers such information to BAC. For the avoidance of doubt, notwithstanding any delay by AmBev in delivering the information set forth above to BAC, the relevant dates for the calculation of the formula pursuant to Schedule 1.04 shall remain unchanged.

4. The definition of "EBITDA" in the Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

               "EBITDA" means, for any person for any period, the aggregate amount of the consolidated operating income of such person for such period (determined in accordance with International Financial Reporting Standards or United Stated GAAP and as reflected in such person's audited financial statements for such period) plus the aggregate amount of the consolidated depreciation and amortization expenses of such person for such period (determined in accordance with International Financial Reporting Standards or United States GAAP), plus (minus) loss (gain) on disposal and/or impairment (including, when the applicable financial statements are prepared in accordance with International Financial Reporting Standards, reversal of provisions) of property, plant and equipment (determined in accordance with International Financial Reporting Standards or United States
          GAAP). For the avoidance of doubt, operating income includes profit sharing, non-recurring extraordinary operating expenses, profits and losses on disposal and/or impairment (including, when the applicable financial statements are prepared in accordance with International Financial Reporting Standards, reversal of provisions) of property, plant and equipment, operating leases, effective hedging transactions with respect to operating costs, impairment of tangible assets and reversal of provisions relating to operating items, and operating income excludes profits and losses on disposal and/or impairment of intangible assets, reversal of provisions relating to non-operating items, equity in earnings (losses) of affiliates and non-effective hedging transactions (other than those related to non-operating costs), as well as taxes on debits and credits with banks.

5. If, at the time of either the First Stage Closing Date or the Second Stage Closing Date, persons other than BAC and AmBev shall own any shares of Quinsa, for purposes of the formula in Schedule 1.04, (a) Quinsa's First Stage Shares Outstanding and Quinsa's Second Stage Shares Outstanding, as applicable, shall be calculated as if all shares of Quinsa (excluding treasury shares) owned by persons other than BAC and AmBev had been repurchased by Quinsa on the last business day preceding the March 31 immediately preceding the Option Date (the "Measurement Date") and (b) there shall be added to the otherwise applicable amount of Quinsa's First Stage Net Debt and Quinsa's Second Stage Net Debt an amount equal to (x) Quinsa's EBITDA for the fiscal year immediately preceding the Measurement Date multiplied by 6.0 minus Quinsa's Net Debt as of the end of such immediately preceding fiscal year multiplied by (y) a fraction, the numerator of which is the number of shares of Quinsa (excluding treasury shares) owned by persons other than BAC and AmBev as of the Measurement Date and the denominator of which is the total number of Quinsa's

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     shares outstanding, on a fully-diluted basis, as of the Measurement Date, calculated as if such debt had been incurred as of the Measurement Date; provided, however, that if Quinsa has actually repurchased shares between the Measurement Date and the March 31 next preceding the Second Stage Closing Date, for purposes of the calculations in respect of the Second Stage Closing Date, the amount that would otherwise be added pursuant to this clause (b) to Quinsa's Net Debt as of the March 31 next preceding the Second Stage Closing Date shall be reduced by an amount equal to the additional debt actually incurred to repurchase such shares.

6. If the Seller's Option is exercised in 2006, the actual EBITDA associated with Quinsa's operations in Chile for 2005 will be excluded from Quinsa's EBITDA and, in lieu thereof, the amount of $1.3 million shall be included in Quinsa's EBITDA for the purposes of calculations pursuant to Section
     1.04 and Schedule 1.04 of the Stock Purchase Agreement.

7. On the First Stage Closing Date, in consideration of the agreements contained in this letter agreement and as additional consideration for the Exchange, AmBev will pay BAC an amount in cash equal to QIB's 2005 EBITDA multiplied by 0.0638544 (the amount calculated pursuant to the foregoing formula, the "Additional Amount"), plus interest on the Additional Amount from and including the Transfer Date to but excluding the date of payment of the Additional Amount at a rate per annum calculated on the basis of a year of 360 days and actual days elapsed equal to LIBOR plus 2%. In connection with the First Stage Closing Date and the Second Stage Closing Date, for purposes of the formula in Schedule 1.04, the Additional Amount plus the interest accrued on the Additional Amount from and including the Transfer Date to but excluding the Measurement Date shall be added to the otherwise applicable amount of Quinsa's First Stage Net Debt and Quinsa's Second Stage Net Debt.

8. In the third line of Section 1.04(g) of the Stock Purchase Agreement, the reference to Section 5.01(f) is hereby corrected to refer to Section 1.04(f). In the definition of "First Stage Closing Date" in Schedule 1.04 of the Stock Purchase Agreement, the reference to Section 1.04(f) is hereby corrected to refer to Section 1.04(g).

9. The First Stage AmBev Shares and the Second Stage AmBev Shares may be either newly-issued shares or treasury shares.

10. BAC and AmBev shall execute and deliver any other agreements, instruments or other documents and shall take all other lawful action reasonably requested by either of them in order to carry out and implement the agreements contained herein.

11. Except as otherwise set forth herein or amended hereby, all provisions of the Stock Purchase Agreement will remain in full force and effect.

12. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be

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     performed entirely within such State, without regard to the conflicts of law principles of such State, Any and all differences, controversies and disputes of any nature whatsoever arising out of or relating to this letter agreement shall be settled by arbitration in the manner prescribed in the Stock Purchase Agreement,

          IN WITNESS WHEREOF, the parties have duly executed this letter agreement as of the date first above written.

                                        BEVERAGE ASSOCIATES (BAC) CORP.


                                        By:
                                            ------------------------------------
                                        Name:
                                        Title:


                                        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV


                                        By:
                                            ------------------------------------
                                        Name:
                                        Title:


                                        By:
                                            ------------------------------------
                                        Name:
                                        Title:
                                               ---------------------------------


                                        QUILMES INDUSTRIAL (QUINSA)
                                        SOCIETE ANONYME


                                        By:
                                            ------------------------------------
                                        Name:
                                        Title:


                                        By:
                                            ------------------------------------
                                        Name:
                                        Title:

cc: William Engels
    Mark Bergman
    Diane Kerr
    David Mercado